January 14, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3651

Attention: Jennifer Thompson

Re:          Nash-Finch Company

                Comment letter dated December 28, 2012

                Form 10-K for the year ended December 31, 2011, filed on March 1, 2012

                Definitive Proxy Statement on Schedule 14A filed April 4, 2012

                Form 8-K filed on November 15, 2012

                Form 10-Q for the quarter ended October 6, 2012, filed on November 15, 2012

                File No. 000-00785

Dear Ms. Thompson:

Set forth below is the response by Nash-Finch Company (“we” or the “Company”) to the comment raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Alec C. Covington dated December 28, 2012, with respect to the above mentioned filings.  We have reproduced below the full text of the Staff’s comment in bold type, which is followed by the Company’s response.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.     In future filings, when you identify intermediate causes of changes in revenues, such as an increase or decrease in domestic or overseas sales or an increase or decrease in same store sales, please provide your readers with insight into the underlying drivers of those changes. Please provide us with sample disclosures of how you intend to comply with this comment.

Response:

  The Company respectfully advises the Staff that variances in revenues compared to prior year periods are impacted by multiple factors. We provide concise explanations of the significant items causing the variances. For example, we provide additional information if a variance is due to an acquisition, loss of major customers, or closure of retail stores. In future filings we will include additional insights as needed. Below is a sample of our proposed modified disclosure:

                                Sales

                                Total Company sales declined X.X% during fiscal 201X as compared to the prior year period.  However, excluding the impact of the sales decrease of $XX.X million attributable to the previously announced transition of a portion of a Food Distribution customer buying group to another supplier during 201X, and the sales decrease of $XX.X million due to the sale or closing of retail stores, total Company year-to-date comparable sales decreased X.X% relative to last year.  The decline in total Company comparable sales was due to the items specifically outlined in our discussion of the sales of our reporting segments below, as well as market conditions impacting our industry, such as competition from supercenters and warehouse clubs, changes in consumer buying habits, and changes impacting sales to commissaries, including changes in purchasing patterns by DeCA for certain geographical regions, among other factors.

                                Fiscal 201X Military sales increased X.X% in comparison to the previous fiscal year.  However, a larger portion of Military sales during the current year have been on a consignment basis, which are included in our reported sales on a net basis.  The year-over-year increase in consignment sales was approximately $XX.X million in fiscal 201X.  Including the impact of consignment sales, comparable Military sales increased X.X% in fiscal 201X compared to the prior year.  The comparable increase in fiscal 201X Military sales is due to a X.X% increase in sales overseas and a X.X% increase in domestic sales.  The geographic distribution of Military sales is affected by changes in the global deployment of military personnel.  Military sales also increased due to increased orders under existing distribution contracts and/or our entry into distribution contracts with additional manufacturers during fiscal 201X.

                                Fiscal 201X Food Distribution sales decreased X.X% in comparison to the previous fiscal year.  However, excluding the impact of the sales decrease of $XX.X million attributable to the previously announced transition of a portion of a Food Distribution customer buying group to another supplier during fiscal 201X, Food Distribution sales declined X.X%.  This decrease was primarily due to account losses exceeding new account gains.

                                Retail sales for fiscal 201X decreased X.X% in comparison to the previous fiscal year.  The decrease in Retail sales for fiscal 201X was primarily attributable to the sale or closing of retail stores since the end of the previous fiscal year.  Retail same store sales, which compare retail sales for stores which were in operation for the same number of weeks in the comparative periods decreased by X.X% in fiscal 201X.  Our same store sales were affected by several factors, including increased competition and changes in consumer buying and spending patterns, reflected in a reduction in the number of customers and/or a reduction in the average amount of purchases per customer.

2.     In your discussion of selling, general and administrative expense at the bottom of page 66 you state that you experienced unusual professional fees of $2.5 million, a loss on the write-down of long-lived assets of $2.1 million, and restructuring costs related to Food Distribution overhead centralization of $1.6 million which negatively impacted your SG&A margin.  Please expand your disclosure to discuss why these costs were incurred and/or increased from the prior year and whether you expect these types of expenses to be incurred going forward.  Please provide us with sample disclosures of how you intend to comply with this comment.

Response:

  The Company respectfully advises the Staff that the items mentioned above are highlighted to the reader because they were unusual to our business and infrequent.  The professional fees related to merger and acquisition activities that were not consummated and were unusually large in fiscal 2011. We have stated that we continue to look at acquisitions, thus large professional fees could potentially be incurred in a future period.  Each quarter we analyze the value of long lived assets in accordance with ASC 360. The write-down of long-lived assets occurred due to the pending sale of certain retail locations and could potentially be incurred in future periods if and when the Company sells assets with a carrying value higher than the sale price. The restructuring costs related to Food Distribution overhead centralization are infrequent and include severance and other transition expenses. It is possible we will incur costs to centralize additional functions or costs associated with closing locations in future periods.
  Below we have expanded the disclosure of our 2011 SG&A expenses, which we intend to update in our soon to be filed fiscal 2012 Form 10-K and also serves as a sample of disclosures we may make in future filings:

                                Selling, General and Administrative Expense

                                Consolidated SG&A for fiscal 2011 remained flat at 5.4% in comparison to the prior year.  Since our Military segment has lower SG&A expenses as a percent of sales compared to our other business segments, our SG&A margin benefited by 0.2% of sales in fiscal 2011 from the sales mix shift between our business segments due to the higher level of Military sales relative to the other business segments in 2011.  However, we incurred professional fees that were  infrequent in nature of $2.5 million primarily for costs related to a merger and acquisition transaction that was not completed, a loss on the write-down of long-lived assets of $2.1 million which was in connection with the sale of four retail stores  completed in the second quarter, and restructuring costs related to Food Distribution overhead centralization of $1.6 million that negatively impacted our SG&A margin during fiscal 2011.  Transactions of the types noted above are infrequent in nature; however, the pursuit of future acquisition opportunities, testing the value of long-lived assets, as well as the potential for restructuring of certain operations  or divestment of certain locations, may result in the recognition of similar charges in the future.

Liquidity and Capital Resources, page 29

3.     We note your non-GAAP measure, free cash flow as a percent of net assets, on page 35 and note that you define net assets as total assets less current liabilities plus current portion of long-term debt and capital leases.  Since net assets is typically assumed to be shareholder’s equity, please modify your description of this metric to ensure that readers of your financial statements do not assume your presentation of net assets is shareholders’ equity.

Response:

  In future filings, the Company will modify the description and definition of the metric to be “Adjusted Net Assets”.
  Below is a revised disclosure of our definition of Adjusted Net Assets as shown on page 35, which also serves as a sample of disclosures we will make in future filings:

Free cash flow and the ratio of free cash flow to adjusted net assets are measures used by management to measure operating performance.  Our free cash flow to adjusted  net assets ratio is defined as cash provided from operations less capital expenditures for property, plant and equipment during the trailing four quarters divided by the average Adjusted  Net Assets for the current period and prior year comparable period. Adjusted Net Assets is defined as total assets less current liabilities plus current portion of long-term debt and capital leases.  Adjusted Net Assets is not a recognized term under GAAP and does not purport to be an alternative for Net Assets or equate to the value of Shareholders’ Equity.  Free cash flow is not a recognized term under GAAP and does not purport to be an alternative to net earnings as an indicator of operating performance or any other GAAP measure.  In addition, free cash flow is not intended to represent the residual cash flow available for discretionary expenditures as certain non-discretionary expenditures, including debt service payments, are not deducted from the measure.  The strategic project adjustment is defined as capital expenditures related to strategic projects.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Benefits, page 21

Elements of Executive Compensation, page 26

4.     In future filings, please elaborate upon the terms of the LTIP Awards so that readers can appreciate the relative weight of the metrics you list on page 27 for purposes of the grants you made in 2011.

Response:

  The Company respectfully advises the Staff that the relative weight of the metrics when the LTIP began are equally weighted between the three year compound annual growth rate (“CAGR”) in EBITDA compared to our peer group and the value of 75% of the absolute Return on Net Assets (“RONA”) and 25% of CAGR of RONA compared to our peer group. The payout is based on the following matrix.  In future filings we will include the LTIP Payout Matrix in our disclosure.

•      Below is a sample of our proposed modified disclosure:

LTIP Awards

                Long-term incentive awards are designed to align the interests of the executives with our longer-term objectives and those of our stockholders and to reward them in relation to the achievement of these objectives.  The goals are set by the Compensation Committee at levels that we believe are aggressive but achievable and reflect performance in excess of what we would consider normal performance.  Awards under the LTIP plan consist solely of performance units.  The performance units vest after a three-year performance period, with a payout that can vary between 0% and 200% of a participant’s target payout.

With the assistance of Towers Watson, the Compensation Committee established the metrics for the 2012 LTIP as:

    a blend of absolute Return on Net Assets (RONA) and Compound Annual Growth Rate (CAGR) of RONA compared to the results achieved by our peers; and
    a comparison of our CAGR of Consolidated EBITDA results compared to the results achieved by our peers.

                The two metrics are weighed equally.  The following graph sets forth the matrix that is used to determine whether a payout is earned under the 2012 LTIP.

2012 LTIP Payout Matrix

(1) 3 Year Compound Annual Growth Rate in EBITDA vs Performance Peer Group

(2) Blend of Absolute RONA vs. Peers and CAGR of RONA vs. Peers
Weighting of 75% Absolute RONA and 25% CAGR of RONA
% of Payout for Blended RONA Matrix Will Be Interpolated Between Deciles Based Weighting of Rankings

		3 Year Compound Annual Growth Rate in EBITDA vs Performance Peer Group
		1st Decile	2nd Decile	3rd Decile	4th Decile	5th Decile	6th Decile	7th Decile	8th Decile	9th Decile	10th Decile
	10th Decile	0.0%	0.0%	130.0%	140.0%	150.0%	160.0%	170.0%	180.0%	190.0%	200.0%
Blended Decile rankings	9th Decile	0.0%	0.0%	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%	180.0%	190.0%
of RONA and Absolute	8th Decile	0.0%	0.0%	110.0%	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%	180.0%
RONA.	7th Decile	0.0%	0.0%	100.0%	110.0%	120.0%	130.0%	140.0%	150.0%	160.0%	170.0%
Weighting of 75%	6th Decile	0.0%	0.0%	87.5%	100.0%	110.0%	120.0%	130.0%	140.0%	150.0%	160.0%
Absolute RONA and	5th Decile	0.0%	0.0%	75.0%	87.5%	100.0%	110.0%	120.0%	130.0%	140.0%	150.0%
25% on RONA CAGR	4th Decile	0.0%	0.0%	62.5%	75.0%	87.5%	100.0%	110.0%	120.0%	130.0%	140.0%
vs. Peers	3rd Decile	0.0%	0.0%	50.0%	62.5%	75.0%	87.5%	100.0%	110.0%	120.0%	130.0%
	2nd Decile	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	1st Decile	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The size of performance unit awards made to the NEOs was based on position level, and consistent with competitive practices for long-term incentives and overall direct compensation as reported by Towers Watson.  In accordance with the compensation competitive review conducted by Towers Watson, in 2012 we awarded Mr. Covington a grant of performance units equal in value at the grant date to $2,000,000, and the remaining NEOs were awarded a grant equal in value at the grant date to 100% of their base salary.

In 2012, the Company determined the amount of the payout of compensation earned under the 2009 LTIP for the period fiscal 2009-2011.  The metrics for that plan were 1) a blend of absolute RONA and CAGR of RONA and (2) the comparison of the cumulative three-year actual EBITDA results to the cumulative three-year strategic plan EBITDA targets.  Each metric was equally weighted.  Because the metrics of that plan were not achieved, no 2009 LTIP participants received a payout. All NEOs were participants in that plan and, like all other plan participants, did not receive a payout under the 2009 LTIP.

The 2009 LTIP numerical performance targets were internal targets and were tied to the Company’s internal strategic five year plans.  To disclose the Company’s retrospective performance against such targets would require the disclosure of confidential information that would put us at a competitive disadvantage as well as causing the disclosure of confidential commercial and business information.

Moreover, disclosure of this confidential information would require us to provide guidance when the Company has determined that providing guidance is not in the best interests of the Company and its stockholders further justifying our decision not to disclose this information.  As a result we decline to disclose the Company’s actual performance against these targets.

The measurement period for the 2010 LTIP plan ended with fiscal 2012.  The metrics for that plan were (1) a blend of absolute RONA and CAGR of RONA and (2) the comparison of the cumulative three-year actual EBITDA results to the cumulative three-year strategic plan EBITDA targets.   Each metric was equally weighted.  In 2013 the Compensation Committee determined that the Company had not achieved the 2010 LTIP numerical performance targets for such metrics and as a result, no 2010 LTIP participants received a payout under the 2010 LTIP.  All NEOs were participants in that plan and, like all other plan participants, did not receive a payout under the 2010 LTIP .

The 2010 LTIP performance targets were internal targets and were tied to the Company’s internal strategic five year plans.  To disclose the Company’s retrospective performance against each numerical target would require the disclosure of confidential information that would put us at a competitive disadvantage as well as causing the disclosure of confidential commercial and business information.   Moreover, disclosure of this confidential information would require us to provide guidance when the Company has determined that providing guidance is not in the best interests of the Company and its stockholders further justifying our decision not to disclose this information.  As a result we decline to disclose the Company’s actual performance against these targets.

5.     Please tell us why you have not disclosed the retrospective targets that were associated with the awards that were just paid out under the 2008 LTIP

Response:

  The Company respectfully advises the Staff we believe the disclosure of the 2008 LTIP retrospective numerical target information could cause competitive harm. We provided a more detailed response to a similar question from the SEC in our letter to the SEC dated November 5, 2010.  As we stated in such letter, for the 2008 LTIP, which became payable in 2011, a three-year weighted average free cash flow as adjusted for strategic projects was used instead of the RONA metric. We do not publicly disclose the strategic projects leading to such adjustments because information regarding the strategic projects is confidential and sensitive. We believe that disclosure of our specific numerical performance targets for the LTIP would result in competitive harm by, among other things, providing insight into future performance, strategic goals and initiatives and multi-year strategies, competitively sensitive information that may be used by our customers in negotiating price reductions, forward-looking information that may be excessively relied upon by investors, resulting in increased volatility of our stock price and information that may be used by our competitors to facilitate their attempts to hire our executives.
  For the 2009, 2010, 2011 and 2012 LTIP awards, the applicable metrics have been disclosed.  However, as stated on page 25 of our Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders filed on April 15, 2010, because specific numerical financial and operational goals reflect management’s strategic and operating plans, disclosure of which would be tantamount to providing guidance to the market as well as causing the disclosure of confidential commercial and business information, the disclosure of these specific numerical financial and operational goals would put us at a competitive disadvantage, would require us to provide guidance when the Company has determined that providing guidance is not in the best interests of the Company and its stockholders and so we do not provide this information.
  The Company believes that disclosure of our specific numerical LTIP performance targets for any of the years between 2008 and 2012 would cause significant competitive harm to the Company and have an adverse effect on our shareholders but would not provide meaningful benefit to the shareholders. Our LTIP program is complex and tailored to our internal long-term goals. We believe that it is material to provide our shareholders an understanding of the material terms of the plan, including Company-wide performance metrics, which would enable them to understand our compensation policies and decisions regarding our named executive officers. The Company respectfully advises the staff that providing actual targets would not add to the disclosure in terms of their understanding of our compensation program.
  The metrics for the 2011 and 2012 LTIP plans are a (i) blend of the ranking of RONA vs. the Peer Group and the ranking of CAGR of RONA vs. the Peer Group and (ii) the Company’s decile ranking, relative to the members of the Peer Group, of CAGR of Consolidated EBITDA. Unlike with the metrics utilized in the 2009 – 2010 LTIP plans, retrospective reporting of the achievement of the specific numerical targets of the 2011 and 2012 LTIP will not cause competitive harm, and the Company will retrospectively disclose the applicable matrix of performance targets for the 2011 and 2012 LTIP plans, such as the matrix for the 2012 LTIP  set forth in the response to Comment #4 above, and the achievement against those targets for each such plan.

Form 8-K filed November 15, 2012

6.     We note that you have identified non-GAAP financial measures that are included in your earnings releases, including Adjusted Consolidated EBITDA, Adjusted EPS, Consolidated EBITDA, Total Leverage Ratio, Organic Revenue Growth, Consolidated EBITDA Margin, Trailing Four Quarter Free Cash Flow to Net Assets and Trailing Four Quarter Free Cash Flow to Net Assets Excluding Strategic Projects.  We note that you have also discussed earnings adjusted for certain events.  Although we note you have reconciled some of these measures to their most comparable GAAP measure, please tell us how you believe you fully met the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K and Regulation G for each non-GAAP financial measure.  Please provide a clear description of how each measure is calculated and reconciliation to the most directly comparable GAAP measure.  Please provide us with sample disclosures of how you intend to comply with this comment.

Response:

  The Company respectfully advises the Staff that we provide calculations of Consolidated EBITDA, Total Leverage Ratio, Organic Revenue Growth, Consolidated EBITDA Margin, Trailing Four Quarter Free Cash Flow to Net Assets and Trailing Four Quarter Free Cash Flow to Net Assets Excluding Strategic Projects measurements on our website, www.nashfinch.com/investors/presentations. As we state in our SEC Form 8-K filing, relevant reconciling information is also provided on the “Investor Relations” portion of our website, under the caption “Presentations – Supplemental Financial Information.” The following is the disclosure from our November 15, 2012 Form 8-K Earnings Release.
  Item 2.02.  Results of Operations and Financial Condition.

                On November 15, 2012, Nash-Finch Company (“Nash Finch”) issued a press release announcing its results for the sixteen weeks ended October 6, 2012.  The press release by which these results were announced is furnished herewith as Exhibit 99.1.

                The press release (including the schedules attached thereto) includes six financial measures that are considered “non-GAAP” financial measures for purposes of the SEC’s Regulation G – Adjusted Consolidated EBITDA, Adjusted EPS, Consolidated EBITDA, Total Leverage Ratio, Organic Revenue Growth, Consolidated EBITDA Margin, Trailing Four Quarter Free Cash Flow to Net Assets and Trailing Four Quarter Free Cash Flow to Net Assets Excluding Strategic Projects.  Each of these financial measures is defined in the press release and, as required by Regulation G, Nash Finch has disclosed in the press release information regarding the GAAP financial measures which are most directly comparable to each of these non-GAAP financial measures, and reconciling information between the GAAP and non-GAAP financial measures.  Relevant reconciling information is also provided on the “Investor Relations” portion of our website, under the caption “Presentations – Supplemental Financial Information.”

  These non-GAAP financial measures are included in the press release because Nash Finch management believes that these measures provide useful information to investors because of their importance to the measurement of operating performance; in addition, consolidated EBITDA and Free Cash Flow to New Assets are performance measures used in certain of our compensation plans.     The Company also believes investors find the information useful because it reflects the resources available for strategic investments including, for example, capital needs of the business, strategic acquisitions and debt service. The Adjusted Consolidated EBITDA and Adjusted EPS were supported by the table included in the press release.
  Prospectively,  we will provide relevant reconciling information and calculations for Adjusted Consolidated EBITDA and Adjusted EPS (see Attachment 1 and 2), in addition to the other calculations shown on our website and we will include Adjusted Consolidated EBITDA and Adjusted EPS referenced in our Form 8-K disclosure.

Form 10-Q for the quarter ended October 6, 2012

Note 2 – Goodwill Impairment, page 6

7. We note you performed a goodwill impairment test in the second quarter of 2012 and recorded a goodwill impairment charge of $132.0 million, of which $113.0 million related to your Food Distribution segment and $19.0 million related to your Retail segment.  It appears that your impairment is based mainly on the decline in your market capitalization resulting in a market value significantly lower than the fair value of the business segments.  Please explain the events and circumstances that occurred in the second quarter that caused you to perform the goodwill impairment test and what specifically caused the decline in your market capitalization.  Refer to ASC 350-20-35-30.  Please also provide the disclosures required by ASC 350-20-50.  Furthermore, please also tell us whether you previously considered either of these reporting units as at risk for goodwill impairment prior to the second quarter of 2012.

Response:

  The events and circumstances that led to management’s decision to evaluate goodwill for impairment testing during the second quarter were principally driven by sustained reductions in market capitalization as compared to fiscal year end 2011 combined with management’s expectation that the market capitalization would remain at or near that level as a result of current operating conditions that developed during 2012. During the fifth fiscal period of 2012 the closing price of the Company’s stock declined approximately 39% to $21.56 per share compared to an average $29.98 per share when the 2011 annual goodwill impairment analysis was completed. The share price during 2010 and into the third quarter of 2011 ranged between $33 to $43 per share. Like many other Company’s, we saw our share price decline after Moody’s downgraded the US debt, and the share price began to decline below $30 in the third quarter of 2011.  In the Form 10-K for the year ended December 31, 2011, filed on March 1, 2012, under the Summary of Significant Accounting Policies, included as part of our disclosure in the Goodwill and Intangible Assets section on pages 50 and 51 is the following:
    …”We test goodwill for impairment on an annual basis in the fourth quarter based on conditions as of the end of our third quarter or more frequently if we believe indicators of impairment exist.  Such indicators may include a decline in our expected future cash flows, unanticipated competition, slower growth rates or a sustained significant decline in our share price and market capitalization, among others. Any adverse change in these factors could have a significant impact on the recoverability of our goodwill and could have a material impact on our consolidated financial statements.”
  We are unable to state with certainty what caused the decline in our market capitalization in 2012.  We believe the decline was primarily due to the market conditions, investor concerns related to our industry in general, and year-over-year declines in our sales and EBITDA.  As noted above the lower stock price and market capitalization was the primary reason for performing a goodwill impairment test.  The result of the step one reconciliation of fair value market capitalization resulted in an implied control premium that management did not believe was achievable. Thus, management performed a step two analysis to reconcile the market capitalization to the fair values under purchase accounting.
  Based on the annual goodwill impairment test performed in fiscal 2011 we did not consider either of the reporting units to be at risk for goodwill impairment in 2012. As noted in the Form 10-K for the year ended December 31, 2011 page 51, the fair value of the Retail segment was approximately 16% higher than its carrying value, the Food Distribution segment’s fair value exceeded its carrying value by approximately 13% and the Military segment’s fair value was approximately 30% higher than its carrying value.  We were aware of the decline in share price and market capitalization and the potential impact it could have if it were to decline further.  Please note that in 2006 and 2009, we recorded partial goodwill impairments of the Retail segment.
  In the third quarter of 2012 we acquired NF Foods, LLC which resulted in the addition of $22.9 million of goodwill to our Retail segment.

  For the SEC Staff’s reference, in the fourth quarter of 2012 we completed our annual goodwill impairment analysis. In Step 1 we based our future cash flow projections using an updated five year financial plan. The Military business segment’s expected future cash flows resulted in a fair value that is approximately $10 million below the carrying value, which is an indication of impairment. We completed the Step 2 analysis and determined the need to fully impair the Military segment goodwill.  We expect to record an impairment of $39.4 million. The expected future cash flows declined from the prior five year financial plan due to lower expected profit margins based on the unanticipated impact of competitive proposals to service customers in 2012 and competition in the Southwestern United States.
  We intend to include a tabular presentation of the items required in ASC 350-20-50-1 in our soon to be filed fiscal 2012 Form 10-K.  With respect to the requirements of ASC 350-20-50-2, we will include a discussion of the above factors that contributed to the impairment loss as well as a discussion of how the fair value of the reporting units were determined in reaching the impairment conclusion.

* * * *

In connection with this response, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 or David Pollak of Morgan, Lewis & Bockius LLP at 212-309-6058 to discuss any further questions or comments you might have.

Sincerely,

/s/ Robert B. Dimond

Robert B. Dimond

Executive Vice President, Chief Financial Officer & Treasurer

cc:           David Pollak

                Morgan, Lewis & Bockius LLP

                Jeffrey Letalien

                Morgan, Lewis & Bockius LLP

Attachment 1
Non-GAAP Reconciliation of Adjusted Consolidated EBITDA

Adjusted Consolidated EBITDA Reconciliation (In thousands)

	3rd Qtr	YTD	3rd Qtr	YTD

Pre-tax earnings (loss)	16,737	45,721	22,955	(81,276)
Add/(deduct)
LIFO charge (credit)	7,085	9,717	1,438	2,040
Depreciation and amortization	10,738	27,688	11,924	28,510
Interest expense	7,014	17,828	8,074	18,672
Impairments	13	362	-	62
Lease reserves	24	631	-	(33)
Subsequent cash payments on non-cash charges	(650)	(1,726)	(616)	(1,788)
Loss (gain) on sale of real estate	(106)	1,299	(1,119)	(1,506)
Share-based compensation expense (reversal of)	1,761	4,292	(2,935)	(1,295)
Gain on acquisition of a business	-	-	-	(6,639)
Goodwill impairment	-	-	-	131,991
Total Consolidated EBITDA	42,616	105,812	39,721	88,738
Add/(deduct)
Transaction and integration costs related to business acquisitions	-	-	694	1,908
Net costs associated with retail store closings	-	256	-	-
Restructuring costs for centralization	894	1,392	-	-
Military distribution center conversion and transition costs	431	1,414	3,167	4,457
Food distribution transition costs	-	238	188	330
Unusual professional fees	1,950	1,950	-	-
Total significant charges impacting Consolidated EBITDA	3,275	5,250	4,049	6,695

Total Adjusted Consolidated EBITDA	45,891	111,062	43,770	95,433

(1) Adjusted Consolidated EBITDA is calculated as earnings before interest, income tax, depreciation and amortization, adjusted to exclude extraordinary gains or losses, gains or losses from sales of assets other than inventory in the ordinary course of business, and non-cash charges (such as LIFO, asset impairments, closed store lease costs and share-based compensation), less cash payments made during the current period on non-cash charges recorded in prior periods, adjusted for significant items of an infrequently occurring nature. Adjusted Consolidated EBITDA should not be considered an alternative measure of our net income, operating performance, cash flows or liquidity.

Attachment 2
Non-GAAP Reconciliation of Adjusted EPS

Adjusted EPS Reconciliation (In thousands, except per share amounts)

	2011		2012
	3rd Qtr	Annual	3rd Qtr	Annual

Pre-tax earnings (loss)	16,737	45,721	22,955	(81,276)
Income tax expense (benefit)	6,644	18,096	8,351	(16,366)
Net earnings	10,093	27,625	14,604	(64,910)
Add/(deduct)
Transaction and integration costs related to business acquisitions	-	-	694	1,908
Net costs associated with retail store closings	-	256	-	-
Restructuring costs for centralization	894	1,392	-	-
Military distribution center conversion and transition costs	431	1,414	3,167	4,457
Food distribution transition costs	-	238	188	330
Unusual professional fees	1,950	1,950	-	-
Military distribution center non-cash pre-opening expense	-	-	-	143
LIFO charges	7,085	9,717	1,438	2,040
Goodwill impairment	-	-	-	131,991
Retail impairments	-	349	-	-
Early termination of capital lease	-	(402)	-	-
Gain on acquisition of a business	-	-	-	(6,639)
Non-cash loss on sale of retail stores	-	2,232	-	-
Total significant charges impacting earnings before tax	10,360	17,146	5,487	134,230

Income tax (benefit) on significant net charges	4,040	6,686	2,140	3,462
Tax on gain on acquisition of business	-	-	-	(2,492)
Tax on goodwill impairment	-	-	-	35,098
Total significant charges (credits) impacting net earnings	6,320	10,460	3,347	98,162
Net earnings, as adjusted	16,413	38,085	17,951	33,252

Weighted average number of common shares
outstanding and common equivalent shares outstanding:	13,105	13,056	13,040	13,101

Diluted earnings per share, as adjusted	$ 1.25	$ 2.92	$ 1.38	$ 2.54